Securities and Exchange Commission
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of l934

Tappan Zee Financial, Inc.
________________________________________________________________
                  (Name of Issuer)
Common Stock, $.01 par value
________________________________________________________________
                  (Title of Class of Securities)

876067109
_______________________________________________________________
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

____________________August 15, 1996______________________________
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of l934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 876067109


_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust - 13-275-5856
_________________________________________________________________2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

     WC
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_________________________________________________________________
                    7.   SOLE VOTING POWER - 145,600
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 145,600
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   145,600

_________________________________________________________________12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.21%
_________________________________________________________________14.  TYPE OF
REPORTING PERSON*
     OO
_________________________________________________________________



Item. 1   Security and Issuer.

This statement relates to Common Stock, $.01 par value (the
"Common Stock") of Tappan Zee Financial, Inc., a Delaware
Corporation (the "Company"). The address of the principal executive offices of the Company is 75 North Broadway, Tarrytown, New York, 10591-0187.

Item 2.   Identity and Background

(a) This statement is filed by BRT Realty Trust, a business trust organized under Massachusetts law (the "Trust" or "BRT").

(b) The address of BRT's principal business and principal office is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021.

(c) BRT is a real estate investment trust; its primary business is short term senior and junior lending secured by income producing real property; it also owns real property taken back in foreclosure or acquired by deed in lieu of foreclosure.

Item 2 information with respect to the officers and Trustees of BRT is set forth on Attachment A, which is incorporated herein by reference.

(d)-(e) During the last five years neither BRT nor any of its officers or Trustees has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(f) all of BRT's officers and trustees are citizens of the United
States of America.
BRT is organized under Massachusetts Law.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, BRT has acquired a total of 145,600 shares of Common Stock of the Company at an aggregate cost of $1,793,599.69. BRT acquired the shares of Common Stock of the Company from Gould Investors L.P. (the "Partnership"), an affiliated entity. The Partnership owns approximately 17% of BRT's outstanding voting stock and Fredric H. Gould and Marshall Rose, general partners of the Partnership, are Chairmen of the Board and a Trustee, respectively, of BRT. BRT acquired these shares from the Partnership at the Partnership's cost and paid for the shares by giving BRT a one year promissory note dated August 15, 1996 in the principal amount of $1,793,599.69 bearing interest at the prime rate. Interest changes when the prime rate, as established by Bankers Trust Company, changes. The note is prepayable at any time, in whole or in part, without penalty or premium.

Item 4.   Purpose of the Transaction

BRT has acquired the shares of the Company as an investment. BRT, subject to availability at prices deemed favorable by the BRT and BRT's continuing evaluation of the Company, may purchase additional shares of the Company's Common Stock in the open market or in privately negotiated transactions. BRT may also in the future determine to sell all or a portion of the shares of Common Stock owned by it.

Except as described in this Statement, BRT does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional shares of Common Stock of the Company or the disposition of any shares of Common Stock of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)4 of the Securities Exchange Act; or (j) any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer

(a) BRT owns, as of this date, 145,600 shares of Common Stock of the Company, constituting approximately 9.21% of the 1,580,062 shares of Common Stock outstanding (as set forth in the Company's proxy statement for the 1996 Annual Meeting of Shareholders).

(b) BRT has sole voting and dispositive power with respect to the 145,600 shares of Common Stock it beneficially owns.

(c) BRT acquired all of the shares of Common Stock of the Company from the Partnership on August 15, 1996 for an aggregate consideration of $1,793,599.69, an average of $12.32 per share. The following table sets forth transactions in Common Stock of the Company effected by the Partnership sixty (60) days prior to the date of its transaction with BRT. The shares purchased were open market purchases in the over-the-counter market.

Date of Purchase         Number of Shares         Price per Share

     6/18/96                  1,000                    12.0625
     6/25/96                  3,000                    11.875
     6/26/96                  1,100                    11.875
     7/08/96                  1,200                    11.750
     7/12/96                  6,000                    11.750
     7/18/96                  5,000                    12.00
     7/18/96                 11,000                    11.95
     7/18/96                  5,000                    12.125
     7/23/96                  7,500                    12.50
     7/24/96                 42,500                    13.00

Except as set forth herein, neither BRT nor any of its officers or trustees (i) owns or has any right to acquire, directly or indirectly, any shares of Common Stock of the Company; or (ii) has in the past sixty days effected any transactions in shares of Common Stock of the Company.
          (d)  Not applicable
          (e)  Not applicable

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons listed in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.



Item 7.   Material to be filed as Exhibits.

          None.

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 1996


                             BRT REALTY TRUST



                          By s/
                           Jeffrey A. Gould
                           President and Chief Operating Officer

                           ATTACHMENT A


Item 2.  Identity and Background


               Officers and Trustees of BRT Realty Trust

Name                     Position            Principal Occupation
                                                  and Address

Fredric H. Gould         Chairman of the     Chairman of the
                         Board and Chief     Board and Chief
                         Executive Officer   Executive Officer of
                                             BRT Realty Trust
                                             ("BRT"); General
                                             Partner of Gould
                                             Investors, L.P.
                                             ("Partnership") and
                                             Vice Chairman of
                                             Georgetown Partners,
                                             Inc. ("Georgetown");
                                             managing general
                                             partner of the
                                             Partnership;
                                             Chairman of the
                                             Board of One
                                             Liberty Properties,
                                             Inc.("One Liberty");
                                             President of REIT
                                             Management Corp.
                                             advisor to BRT
                                             ("REIT"); Real
                                             Estate Investor-
                                             all located at
                                             60 Cutter Mill
                                             Road, Great Neck, NY
                                             11021.

Jeffrey A. Gould         President and       President and Chief
                         Chief Operating     Operating Officer of
                         Officer             BRT; Vice President
                                             of One Liberty;
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY  11021.


Israel Rosenzweig        Vice Chairman       Executive Vice
                         of Board of         President of Bankers
                         Trustees            Federal Savings,
                                             FSB, 110 William
                                             Street, New York, NY
                                             10038; Senior Vice
                                             President of
                                             Georgetown; Vice
                                             Chairman of the
                                             Board of Trustees of
                                             BRT; Senior Vice
                                             President of One
                                             Liberty Properties,
                                             Inc., located at 60
                                             Cutter Mill Road,
                                             Great Neck, NY
                                             11021.

Simeon Brinberg          Senior Vice         Senior Vice
                         President and       President and
                         Secretary           Secretary of BRT;
                                             Vice President of
                                             One Liberty; Senior
                                             Vice President of
                                             Georgetown; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY 11021.

David W. Kalish          Vice President and  Vice President and
                         Chief Financial     Chief Financial
                         Officer             Officer of BRT, One
                                             Liberty, Georgetown
                                             and REIT; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY 11021.

Matthew J. Gould         Vice President      President and Chief
                                             Executive Officer of
                                             One Liberty
                                             Properties, Inc.;
                                             Vice President of
                                             BRT and REIT;
                                             President of
                                             Georgetown; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY  11021.

Mark H. Lundy            Vice President      Vice President of
                                             BRT and Georgetown;
                                             Secretary of One
                                             Liberty; all located
                                             at 60 Cutter Mill
                                             Road, Great Neck, NY
                                             11021.

Seth D. Kobay            Vice President      Vice President and
                                             Treasurer of BRT and
                                             One Liberty; Vice
                                             President of
                                             Georgetown; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY 11021.

Karen Till               Vice President,     Vice President,
                         Financial           Financial, BRT;
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY 11021.

Marshall Rose            Trustee             General Partner of
                                             the Partnership;
                                             Chairman of the
                                             Board of Georgetown;
                                             Vice Chairman of the
                                             Board of One
                                             Liberty; all located
                                             at 60 Cutter Mill
                                             Road, Great Neck, NY
                                             11021; President of
                                             Georgetown Equities,
                                             Inc. located at 667
                                             Madison Avenue, New
                                             York, NY; Real
                                             Estate Investor and
                                             Consultant.

Nathan Kupin             Senior Vice         Senior Vice
                         President and       President and
                         Trustee             Trustee of BRT;
                                             Senior Vice
                                             President of One
                                             Liberty Properties,
                                             Inc.; Vice Chairman
                                             of the Board of
                                             Georgetown; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY  11021.


Patrick J. Callan        Trustee             Principal of The
                                             RREEF Funds, pension
                                             fund real estate
                                             investments, located
                                             at 55 East 52nd
                                             Street, New York, NY
                                             10055.


Arthur Hurand            Trustee             Private investor;
                                             General Partner of
                                             Motor Inn Limited
                                             Partnership,
                                             located at G-4300
                                             W. Pierson Road,
                                             Flint, Michigan
                                             48504.

Gary Hurand              Trustee             President of Down
                                             Donut Systems, Inc.,
                                             located at G-4300
                                             W. Pierson Road,
                                             Flint, Michigan
                                             48504.


Herbert C. Lust, II      Trustee             Private investor;
                                             located at 54
                                             Porchuck Road,
                                             Greenwich, CT 06830